State Street Navigator Securities Lending Trust
State Street Financial Center
One Lincoln Street
Boston, Massachusetts 02111

Via EDGAR Correspondence

November 1, 2011

Mr. Vince DiStefano
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	State Street Navigator Securities Lending Trust (the “Trust”), SEC File No. 811-07567, Comments Pursuant to Review of Amendment Number 23 on Form N-1A (the “Filing”)

Dear Mr. DiStefano:

We are writing in response to the comment you provided telephonically to Nancy Conlin on Monday, October 3, 2011 with respect to the Filing by the Trust.  The Filing was filed with the Securities and Exchange Commission (“SEC”) on August 19, 2011, on behalf of the Trust, to reflect the formation of a new series of the Trust, the State Street Navigator Securities Lending TIAA-CREF Short Term Lending Portfolio (the “Fund”).  On behalf of the Trust, we have set out below the SEC staff’s comment on the Filing, along with the Trust’s response.

1.           Comment:  Part B: Item 16: Investment Restrictions: The Staff requests that the Trust clarify the Fund’s fundamental investment limitation regarding concentration to communicate that when concentration occurs as a result of changes in market value of portfolio securities, the Fund will make future investments in a manner that will bring the Fund back into compliance with its concentration policy.

Response:  We will add the following new disclosure at the end of the second paragraph following the Fund’s Investment Restrictions at such time as we file the Trust’s next amendment to the Registration Statement:

“If concentration in an industry (other than as contemplated by Investment Restriction 5) occurs as a result of changes in the market value of securities held by the Portfolio (including as a result of reductions in the net assets of the Portfolio in connection with the redemptions of shares of the Portfolio), future purchases of securities will be made in a manner that does not increase such concentration and, over time, can be expected to eliminate such concentration.”

You requested that the Trust make certain representations concerning the Filing and this response.  These representations are included as an exhibit to this letter.

Very truly yours,

/s/ Nancy L. Conlin
Nancy L. Conlin
Secretary

EXHIBIT

November 1, 2011

Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	State Street Navigator Securities Lending Trust (the “Trust”), SEC File No. 811-07567, Comments Pursuant to Review of Amendment Number 23 on Form N-1A (the “Filing”)

Dear Mr. DiStefano:

In connection with a response being made by letter of even date herewith on behalf of the Trust to comments you provided with respect to the PEA Filing, the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure in the Filing;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Filing; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the foregoing is responsive to your request made on October 3, 2011.  Please do not hesitate to contact the Trust at 617-662-1742 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Nancy L. Conlin
Nancy L. Conlin
Secretary